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Filed pursuant to Rule 424(b) (3)
Registration No. 333-67860

        PROSPECTUS SUPPLEMENT DATED JUNE 14, 2002
(To Prospectus dated September 10, 2001)

$730,000,000
CHIRON CORPORATION
LIQUID YIELD OPTION ™ NOTES due 2031
(Zero Coupon—Senior)
and Shares of Common Stock Issuable upon Conversion
of the Liquid Yield Option™ Notes

        This document supplements the prospectus dated September 10, 2001, as amended and supplemented through the date hereof, relating to the resale by the holders of Liquid Yield Option ™ Notes (Zero Coupon—Senior) (the "LYONs") due June 12, 2031 and the shares of our common stock into which the LYONs are convertible.

        This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus dated September 10, 2001, including any amendments or supplements to it. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

        The following sets forth information as of the date of this prospectus supplement about the principal amount at maturity of the LYONs and the underlying common stock beneficially owned by each selling security holder that may be offered using the prospectus. All information concerning beneficial ownership has been provided by the selling security holders. The selling security holders identified in the prospectus and any amendments and supplements to it may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

        The table of selling security holders contained on pages 45-46 of the prospectus is hereby amended to add the entities who are named below as selling security holders.

ADDITIONAL SELLING SECURITY HOLDERS

Name	Principal Amount of LYONs Beneficially Owned and Offered	Shares of Common Stock Beneficially Owned	Common Stock Offered(1)	LYONs Owned After Completion of Offering(2)	Common Stock Owned After Completion of Offering(2)	Material Relationship(3)

Man Convertible Bond Master Fund, Ltd.	$1,799,000	12,833	12,833	0	0	None.

St. Thomas Trading, Ltd.	$2,953,000	21,147	21,147	0	0	None.

(1)
Represents shares of common stock issuable upon conversion of LYONS.
(2)
Assumes that all of the LYONs and/or all of the common stock into which LYONS are convertible are sold.
(3)
This includes any position, office or other material relationship into which the selling security holder has had within the past three years with Chiron or any of its predecessors or affiliates.

        See "Risk Factors" section beginning on page 10 of the prospectus to read about factors you should consider before purchasing the LYONS or our common stock.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The date of this prospectus supplement is June 14, 2002.

™ Trademark of Merrill Lynch & Co., Inc.

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ADDITIONAL SELLING SECURITY HOLDERS